Exhibit 99.1

Reconciliation of Previously Reported Quarterly Information

On May 30, 1997, Financial Trust Corp was merged into Keystone, resulting in the termination of the separate legal existence of Financial Trust Corp. The merger was accounted for under the pooling-of-interests method of accounting and, accordingly, the consolidated financial statements were restated. Columns one and two of the following presentation represent amounts previously reported by the individual entities. Column three, which represents total combined Keystone as reported in the 1997 Annual Report to Shareholders, is the sum of columns one and two with the exception of earnings per share amounts, which are calculated based on total average shares of the combined entity after giving effect to the issuance of shares resulting from the merger.


                                   Historical               Combined
                            Keystone    Financial Trust     Keystone
                            --------    ---------------     --------
For the quarter ended:
March 31, 1996
      Net Interest Income       $52,591        $12,524        $65,115
      Net Income                 16,857          4,804         21,661
      Basic Earnings per Share   $ 0.44          $0.56          $0.42
June 30, 1996
      Net Interest Income       $52,435        $13,060        $65,495
      Net Income                 17,733          5,036         22,769
      Basic Earnings per Share   $ 0.47          $0.59          $0.43
September 30, 1996
      Net Interest Income       $51,899        $13,216        $65,115
      Net Income                 17,025          5,262         22,287
      Basic Earnings per Share    $0.45          $0.62          $0.43
 December 31, 1996
      Net Interest Income       $52,838        $13,556        $66,394
      Net Income                 17,860          4,929         22,789
      Basic Earnings per Share    $0.47          $0.58          $0.44
March 31, 1997
      Net Interest Income       $53,012        $13,377        $66,389
      Net Income                 17,129          5,642         22,771
      Basic Earnings per Share    $0.46          $0.66          $0.44
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